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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                              INFORMATION STATEMENT
                        PURSUANT TO SECTION 14(F) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

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                             RELOCATE 411.COM, INC.
             (Exact name of registrant as specified in its charter)

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                                    Delaware
                 (State or other jurisdiction of incorporation)

             0-25591                                    11-3462369
     (Commission File Number)              (I.R.S. employer identification No.)

                         Care of: DeHeng Chen Chan, LLC
                            225 Broadway, Suite 1910
                               New York, NY 10007
                               Tel: (212) 608-6500

                  (Address and Telephone Number of Registrant)

                               Xiaomin Chen, Esq.
                              DeHeng Chen Chan, LLC
                            225 Broadway, Suite 1910
                               New York, NY 10007
                               Tel: (212) 608-6500

                  (Name, Address and Telephone Number of Person
    Authorized to Receive Notice and Communications on Behalf of Registrant)

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                         Common Stock, $0.0001 par value
 (Title and Class of Securities registered pursuant to Section 12(g) of the Act)

                                  May 25, 2004

             WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED
                             NOT TO SEND US A PROXY

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

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            NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS IS
             REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT

INTRODUCTION

This notification ("Information Statement") is furnished by the Board of Directors (the "Board") of Relocate 411. com, Inc. (the "Company") pursuant to the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder, to inform the stockholders of the Company of a pending change in the majority of the members of the Board pursuant to a sale by the Company's stockholders of 98% of the Company's shares of Common Stock (the "Sale") to certain puchasers (the "Purchasers") subject to the terms and conditions set forth in certain Common Stock Purchase Agreements dated May 21, 2004 (the "Purchase Agreements"). This Information Statement is being mailed on or about May 25, 2004 (the "Notice Date") to all holders of record of securities of the Company who would be entitled to vote at a meeting for election of directors ("Stockholders") of the Company as of such date.

This Information Statement is required because on May 21, 2004, the Sale resulted in the Company's current sole director, Darrell Lerner, agreeing to resign from the Board, subject to satisfaction of the notice period required by
Section 14(f) of the Exchange Act. On the same date, Mr. Lerner designated a new individual, Li Kin Shing, pursuant to the Delaware General Corporation Law, to fill the resulting vacancy once the resignation becomes effective. Such designation has been made otherwise than at a meeting of security holders and the person so designated will be the sole director of the Company, such change constituting a change of the majority of the directors of the Company.

Once effective, the appointment of the designated person to the Board will fill the vacancy resulting from the resignation. The resignation of Darrell Lerner is effective at 8:01 p.m. on the tenth day after the Company has filed this Information Statement with the SEC, and transmitted it to the Stockholders, assuming certain other conditions of their resignations have been satisfied (the "Effective Date").

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

CHANGE OF CONTROL

On May 21, 2004, the persons listed below, collectively, became the registered owners of 10,976,000 shares of Common Stock of the Company ("Common Stock"), representing 98% of the Company's issued and outstanding voting stock on an as-converted to common stock basis:

Jandah Management Limited
Glory Ways Holdings Limited
Good Business Technology Limited

The transfers of Common Stock to the Purchasers that were registered on May 21, 2004 were pursuant to separate Common Stock purchase agreements with each of the following current or former stockholders of the Company:

Darrell Lerner, Byron Lerner and James Tubbs together
Anslow & Jaclin, LLP
Frank Massaro
Michael and Thelma Hartman
Nicholas A. Waslyn
Eric Tjaden
Margaret Indelicato
Juan C. Morales
Sheldon Shalom
Patricia Faro
Philip Mazzella
Richard Zapolski
William Grimm
Richard Volpe
Mark J. Parendo
Mitch Hershkowitz
Kristine Gentile
Robert M. J. Hartman
Danielle L. Hartman
Martin Miller
Dolores E. Miller
Dolores E. Miller a/c/f Dillon Engel
Drew Goldberg
Carol Sitte
Karen Pasteressa a/c/f Samantha Pasteressa
Desert Green, Inc.
Robert Giambrone
Anthony Giambrone
Melvin D. Bernstein
Linda Bernstein
Beth Sussman
Jeffrey Wenzel
Tracey Wenzel
Harold Sussman
Amy Sussman
Meg L. Sussman
Barry Manko
Grushko & Mittman, P.C

Under such Common Stock purchase agreements, each dated on or after May 21, 2004, the holders of Common Stock identified above agreed to sell their 10,976,000 shares of Common Stock (in the aggregate) for $350,000 (in the aggregate).

VOTING SECURITIES

At the close of business on the Notice Date, 11,200,000 shares of our Common Stock were outstanding. Shares of Common Stock are entitled to vote at meetings for election of directors. Each share of Common Stock outstanding as of the Notice Date is entitled to one vote.

BENEFICIAL OWNERSHIP OF COMMON STOCK

The following table sets forth certain information, as of the Notice Date, with respect to persons known to the Company to be the beneficial owners, directly and indirectly, of more than five percent (5%) of the Company's Common Stock and beneficial ownership of such Common Stock by directors and executive officers of the Company.

Name of beneficial owner                        Amount and nature of beneficial
                                                ownership(1)(2)                            Percent of class (1)(2)
Jandah Management Limited                       9,276,000                                  82.82%

Glory Ways Holdings Limited                     846,000                                    7.55%

Good Business Technology Limited                854,000                                    7.63%

Darrell Lerner (3)                              224,000                                    2%

Li Kin Shing (4)                                9,276,000                                  82.82%

All directors and executive officers as a       224,000                                    84.82%
group

(1) As required by regulations of the SEC, the number of shares in the table includes shares which can be purchased within 60 days, or, shares with respect to which a person may obtain voting power or investment power within 60 days. Also required by such regulations, each percentage reported in the table for these individuals is calculated as though shares that can be purchased within 60 days have been purchased by the respective person or group and are outstanding.

(2) Pursuant to an arrangement that will result in a change of control of the Company, as described in "Change of Control" above

(3) Mr. Lerner resigned from his position as director, President, Chief Executive Officer and Treasurer effective May 21, 2004. It is anticipated that Mr. Lerner will resign as the sole director ten (10) days following the filing ofthis Information Statement (the "Effective Date").

(4) Mr. Li was appointed as the president of the Company upon Mr. Lerner's resignation as President, Chief Executive Officer and Treasurer. It is anticipated that Mr. Li will become the new sole director of the Company on the Effective Date. Under SEC rules, Mr. Li is considered to be the indirect beneficial owner of the shares held by Jandah Management Limited, since he is the sole shareholder of Jandah Management Limited and as such, possesses sole investment and voting power over the Company's shares held by it.

DIRECTORS, DIRECTOR APPOINTMENTS AND EXECUTIVE OFFICERS

Set forth below is information regarding directors (excluding those directors that have resigned as identified above), director appointments and the executive officers of the Company:

Li Kin Shing
Age: 46

      President and, as of the Effective Date, Sole Director. Mr. Li became the President on May 21, 2004, the date of when the change of control occurred. Mr. Li acts as the Chairman of Directel Limited, a mobile virtual network operator with operations primarily in the People's Republic of China, including the Hong Kong market. Mr. Li is also a director of International Elite Limited, one of the largest centralized single-call location outsourcing customer service call centers in Guangzhou province of the PRC. Mr. Li has served as a member of the board of directors of UTStarcom, Inc., a publicly traded company listed on the Nasdaq National Market (Symbol: UTSI) which designs, manufactures and markets broadband, narrowband and wireless access technology. Mr. Li also served as the chief executive officer of on of UTSI's subsidiaries, UTStarcom Hong Kong Limited.

CORPORATE GOVERNANCE

The Board

During our fiscal year and calendar year 2003, the Company's Board consisted of a sole director, Darrell Lerner. In accordance with the Delaware General Corporation Law and the Company's Certificate of Incorporation and Bylaws, the Company's business and affairs are managed under the direction of the Board.

Meetings of the Board.

The Company's Board consisted of a sole director during the fiscal year ended November 30, 2003 and the calendar year ended December 31, 2003, and therefore, no Board meetings were held and all resolutions were adopted by unanimous written consent.

Committees of the Board.

Since the Company's Board consists of a sole director, the board did not establish any committees.

Policy Regarding Director Attendance At Annual Meetings

The Company does not have a formal policy regarding the Board attendance at annual meetings but the sole director attended last year's annual meeting in his capacity as stockholder and director.

Stockholder Communications With the Board

The Board currently does not have a formal process for stockholders to send communications to the Board. Nevertheless, the Board desires that the views of stockholders are heard by the Board and that appropriate responses are provided to stockholders on a timely basis. The Board does not recommend that formal communication procedures be adopted at this time because it believes that informal communications are sufficient to communicate questions, comments and observations that could be useful to the Board. However, stockholders wishing to formally communicate with the Board may send communications directly to: c/o DeHeng Chen Chan, LLC 225 Broadway, New York, NY, 10007; Attention: Xiaomin Chen, Esq.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

No executive officer in office received aggregate cash compensation exceeding $100,000 during the fiscal year ended November 30, 2003 or the calendar year ended December 31, 2003. Darrell Lerner has been our President, Chief Executive Officer and Treasurer since inception until his resignation, effective May 21, 2004. To date, we have not entered into any employment agreements with our officers and do not presently intend to do so. Mr. Lerner received $21,000 in restricted corporate stock as compensation for services performed during the 2001 fiscal year. Other than that, no compensation was paid to any directors or officers in the years 2001, 2002 and 2003. We are not planning to pay any compensation to our directors and officers in 2004.

                           SUMMARY COMPENSATION TABLE

ANNUAL COMPENSATION                     LONG TERM COMPENSATION                                             ALL OTHER
-------------------                     ----------------------                                             COMPENSATION
                                                                                                           ------------
NAME AND         FISCAL     OTHER       ANNUAL       RESTRICTED STOCK      SECURITIES         OPTIONS
PRINCIPAL        YEAR       SALARY      BONUS        COMPENSATION          UNDERLYING AWARDS  (NO. OF
POSITION                                                                                      SHARES)
Darrell          2001       0           0            $21,000               0                  0            0
Lerner,          2002       0           0            0                     0                  0            0
President,       2003       0           0            0                     0                  0            0
Chief
Executive
Officer and
Treasurer



(1)   Our fiscal year ends November 30.

(2) Mr. Lerner is no longer President, Chief Executive Officer and Treasurer of our Company, effective May 21, 2004. Upon his resignation, Mr. Li Kin Shing was appointed as the President and is currently the sole officer of our Company.

Our stockholders may in the future determine to pay our directors' fees and reimburse our directors for expenses related to their activities.

STOCK OPTIONS

We did not grant stock options in fiscal years 2001, 2002 or 2003 to any director or executive officer.

EXECUTIVE EMPLOYMENT CONTRACTS

The Company does not currently have any employment agreements with any of its officers, nor is it planning to execute such agreements in the future.

EQUITY COMPENSATION PLAN INFORMATION

The Company's has not adopted any equity compensation plans.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company's officers and directors, and persons who own more than 10% of a registered class of the Company's equity securities, to file reports of ownership and changes in ownership with the SEC. In 2003, officers, directors and greater-than-10% stockholders were required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they filed.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Consulting Agreement with Darrell Lerner

The Company has entered into a Consulting Agreement with Darrell Lerner, our former director, officer and 10% holder, effective May 21, 2004. Under the terms of his agreement, Mr. Lerner will provide the Company assistance with certain post-transaction and transaction activities and transition matters in connection with the consummation of transactions whereby certain third party purchasers are contemplated to purchase an aggregate of 98% of the Company's issued and outstanding capital stock as well as other matters. Pursuant to the Consulting Agreement, Mr. Lerner's services shall be retained for a period of six (6) months (the agreement is not renewable). Mr. Lerner will be paid an aggregate of $150,000 for services rendered under the Consulting Agreement, payable in equal monthly installments.

Although we have no present intention to do so, we may, in the future, enter into other transactions and agreements relating to our business with our directors, officers, principal stockholders and other affiliates. We intend for all such transactions and agreements to be on terms no less favorable to the Company than those obtainable from unaffiliated third parties on an arm's-length basis. In addition, the approval of a majority of the Company's disinterested directors will be required for any such transactions or agreements. As set forth above, we do not anticipate any related party transactions in the near future. Nevertheless, should any related party transactions occur while there are no disinterested board members, Li Kin Shing our sole director and officer, shall continue to have the sole vote and we shall rely on his integrity, good judgment, and fiduciary duties to make a fair and equitable decision on our behalf and one behalf of our stockholders.

Indemnification of Officers and Directors

As permitted by Delaware law, the Company's Certificate of Incorporation provides that the Company will indemnify its directors and officers against expenses and liabilities they incur to defend, settle, or satisfy any civil, criminal, administrative or investigative proceeding brought against them on account of their being or having been Company directors or officers to the fullest extent permitted by Delaware law.

Exclusion of Liability

Pursuant to Delaware General Corporation Law, the Company's Certificate of Incorporation excludes personal liability for its directors for monetary damages based upon any violation of their fiduciary duties as directors, except as to liability for any breach of the duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or any transaction from which a director receives an improper personal benefit.

LEGAL PROCEEDINGS

No director, officer or affiliate of the Company, and no owner of record or beneficial owner of more than five percent (5%) of the securities of the Company, or any associate of any such director, officer or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries in reference to pending litigation.

                                     *******

                THIS INFORMATION STATEMENT IS PROVIDED TO YOU FOR
           INFORMATION PURPOSES ONLY. NO ACTION ON YOUR PART IS SOUGHT
                                  OR REQUIRED.

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


                                                RELOCATE 411.COM, INC.
                                                (Registrant)

Date: May 25, 2004                              By: /s/ Li Kin Shing
                                                    Li Kin Shing
                                                    President